UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 11, 2018

Twenty-First Century Fox, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-32352	26-0075658
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1211 Avenue of the Americas, New York, New York		10036
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:    212-852-7000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 8.01.	Other Events.

SUPPLEMENT TO THE JOINT PROXY STATEMENT/PROSPECTUS

This Current Report on Form 8-K (this “Form 8-K”) is being filed to update and supplement the joint proxy statement/prospectus (the “joint proxy statement/prospectus”), (1) included in the Registration Statement on Form S-4, File No. 333-225850, filed by TWDC Holdco 613 Corp. (“New Disney”), with the Securities and Exchange Commission (the “SEC”), and declared effective by the SEC on June 28, 2018, (2) filed by New Disney with the SEC as a prospectus on June 28, 2018, (3) filed by The Walt Disney Company (“Disney”), with the SEC as a definitive proxy statement on Schedule 14A, File No. 333-225850, on June 28, 2018, (4) filed by Twenty-First Century Fox, Inc. (“21CF”), with the SEC as a definitive proxy statement on Schedule 14A, File No. 333-225850, on June 28, 2018, and (5) mailed by Disney and 21CF to their respective stockholders commencing on June 28, 2018. The information contained in this Form 8-K is incorporated by reference into the joint proxy statement/prospectus. Terms used in this Form 8-K, but not otherwise defined, shall have the meanings ascribed to such terms in the joint proxy statement/prospectus.

The supplemental information contained in this Form 8-K should be read in conjunction with the joint proxy statement/prospectus, which should be read in its entirety. To the extent that information in this Form 8-K differs from or updates information contained in the joint proxy statement/prospectus, the information in this Form 8-K shall supersede or supplement the information in the joint proxy statement/prospectus. The information contained in this supplement speaks only as of July 13, 2018, unless the information specifically indicates that another date applies.

If you have not already submitted a proxy for use at the Disney special meeting or the 21CF special meeting, as applicable, since the distribution of the new material dated June 28, 2018, you are urged to do so promptly. This Form 8-K does not affect the validity of any proxy card or voting instructions that Disney stockholders or 21CF stockholders may have previously received or delivered following the distribution of the new proxy material dated June 28, 2018. No action is required by any Disney stockholder or 21CF stockholder who has previously delivered a proxy or voting instructions following the distribution of the new proxy material dated June 28, 2018 and who does not wish to revoke or change that proxy or voting instructions.

Sky Acquisition

The disclosure under the heading “Summary—Sky Acquisition” on page 35 of the joint proxy statement/prospectus and under the heading “The Transactions—Sky Acquisition” on pages 114 and 115 of the joint proxy statement/prospectus is hereby replaced in its entirety with the following:

21CF currently has an approximately 39% interest in Sky. In December 2016, 21CF issued an announcement disclosing the terms of the Sky acquisition, at a price of £10.75 per share, payable in cash, subject to certain payments of dividends. On July 11, 2018, 21CF announced an increased offer price for the Sky acquisition, which we refer to as the 21CF revised Sky offer, of £14.00 per share, payable in cash, subject to reduction if certain dividends or other distributions are paid by Sky. In connection with the 21CF revised Sky offer, 21CF and Sky agreed to amend the surviving provisions of the cooperation agreement entered into on December 15, 2016 between 21CF and Sky, which we refer to as the Sky cooperation agreement, including those provisions regarding 21CF switching from a scheme of arrangement to a Takeover Offer (as that term is defined in the UK Companies Act) as the method of implementing the Sky acquisition, such that the restrictions on the acceptance condition for a Takeover Offer by 21CF have been terminated and 21CF may reduce the minimum acceptance condition of a contractual offer from a majority of the shares of Sky held by shareholders unaffiliated with 21CF to a simple majority of all shares of Sky (including those held by 21CF and its affiliates). Such amendment to the Sky cooperation agreement also provides that 21CF may bring forward or extend the last possible date for announcing that its offer is unconditional as to acceptances so that it is the same as that of any competing bidder for Sky.

On July 12, 2018, the Sky acquisition received approval by the UK Secretary of State for Digital, Culture, Media and Sport, subject to undertakings described below. With the receipt of the approval of the UK Secretary of State for Digital, Culture, Media and Sport, the Sky acquisition has received unconditional clearance by all competent competition authorities including the European Commission, and has been cleared on public interest and plurality grounds in all of the markets in which Sky operates, including Austria, Germany, Italy, the Republic of Ireland and the UK. However, the Sky acquisition remains subject to the requisite approval of Sky shareholders unaffiliated with 21CF, as well as to certain other customary closing conditions.

In connection with the approval sought from the UK Secretary of State for Digital, Culture, Media and Sport, 21CF has undertaken to the Secretary of State to separate the Sky News business into a separate company, which we refer to as Sky News Newco, and to transfer the shares in Sky News Newco to Disney or to an alternative suitable third party if Disney did not complete its acquisition of Newco within a specified period, which we refer to as the Sky News Divestment. The Sky News Divestment is conditional upon the Sky acquisition completing. 21CF and Disney have agreed to provide financial support to the current level of funding (adjusted by cost inflation) and further possible capital expenditure to Sky News Newco for a period of 15 years after the Sky News Divestment such that the total funds available for Sky News, including the funding 21CF has undertaken to provide, is no less than £100 million per year for the next 15 years. Disney has undertaken to continue to operate Sky News for a period of 15 years after the Sky News Divestment and may only sell Sky News Newco with the approval of the Secretary of State. Disney and 21CF have undertaken that the Sky News Newco board of directors shall consist of directors that are independent of 21CF, News Corporation, any member of the Murdoch family or companies controlled by the Murdoch family. The Secretary of State accepted the undertakings provided by 21CF and Disney on July 12, 2018.

If the Sky acquisition is not completed by 21CF and another party has not acquired more than 50% of the ordinary shares of Sky, in each case prior to the completion of the transactions, New Disney will be required to make a mandatory offer for all the outstanding ordinary shares of Sky not already owned by 21CF. On July 13, 2018, the Panel on Takeovers and Mergers of the United Kingdom, which we refer to as the U.K. Takeover Panel, ruled that any such offer would be required to be made in cash and at a price of £14.00 for each ordinary share in Sky.

On April 25, 2018, Comcast announced a pre-conditional cash offer for the fully diluted share capital of Sky at an offer price of £12.50 per Sky share, which we refer to as the Comcast Sky offer, which was subject to regulatory preconditions (which have now been satisfied) as well as additional closing conditions. Following announcement of the Comcast Sky offer, on April 25, 2018, the independent committee of the Sky Board of Directors, which we refer to as the Sky independent committee, withdrew its previously announced recommendation that unaffiliated Sky shareholders vote in favor of the Sky acquisition and 21CF received from Sky a written notice of termination of the cooperation agreement, pursuant to which 21CF and Sky had agreed to certain matters in relation to the Sky acquisition. Certain provisions relating to 21CF’s conduct of the Sky acquisition survived the termination of the Sky cooperation agreement. On July 11, 2018, Comcast announced a revised cash offer for the fully diluted share capital of Sky at an offer price of £14.75 per Sky share, which we refer to as the revised Comcast Sky offer. The revised Comcast Sky offer was recommended by the Sky independent committee.

21CF may elect not to increase the price offered by it in the Sky acquisition and any increase in the debt financing for the Sky acquisition would require Disney’s consent, which Disney may elect not to provide. Any sale by 21CF of its interest in Sky would require Disney’s consent. Completion of the Sky acquisition is not a condition to either party’s obligation to consummate the transactions. If the Sky acquisition is not completed by 21CF for any reason, then upon consummation of the transactions, New Disney would indirectly acquire 21CF’s approximately 39% interest in Sky. Completion of the Sky acquisition will not affect the amount or form of consideration that stockholders of 21CF receive in the transactions. In the event that the transactions are not completed due to the failure to obtain regulatory approvals or in certain other limited circumstances, Disney has agreed to reimburse 21CF for an amount equal to the difference between the cash consideration of £14.00 and £13.00 for each share of Sky purchased by 21CF pursuant to the Sky acquisition, plus any interest and fees on such amount. For additional information on the Sky consent and reimbursement agreement (as defined below), see the section entitled “Sky Consent and Reimbursement Agreement” beginning on page 255 of this joint proxy statement/prospectus.

Risk Factors

The disclosure under the heading “Risk Factors—Risk Factors Relating To New Disney Following the Transactions” is hereby amended and supplemented by replacing the first paragraph of the second full risk factor on page 90 of the joint proxy statement/prospectus with the following:

Disney’s consolidated indebtedness as of March 31, 2018 was approximately $24.7 billion. Upon completion of the transactions, Disney will assume an estimated fair value of approximately $17.1 billion of additional outstanding net debt of 21CF if the Sky acquisition is not completed or an estimated fair value of $49.3 billion of additional outstanding net debt of 21CF if the Sky acquisition is completed. Disney and New Disney expect to fund the 21CF cash consideration (approximately $35.7 billion) upon completion of the mergers through the issuance of senior unsecured notes and/or commercial paper. If such contemplated financing is unavailable prior to or upon completion, a 364-day unsecured bridge term loan facility will be provided by a five bank syndicate totaling $35.7 billion. See the section entitled “Description of Financing” beginning on page 258 of this joint proxy statement/prospectus. Following the completion of this financing transaction, it is expected that the combined company will have approximately $110.6 billion of short and long-term debt and that debt service obligations will be approximately $3.3 billion per year.

The disclosure under the heading “Risk Factors—Risk Factors Relating To New Disney Following the Transactions” is hereby amended and supplemented by replacing the first full risk factor on page 92 of the joint proxy statement/prospectus in its entirety with the following:

The U.K. Takeover Panel has ruled that, unless the Sky acquisition has completed or a third party has acquired more than 50% of the ordinary shares in Sky, in each case, prior to the completion of the transactions, Disney will be obliged to make a mandatory offer for all the ordinary shares in Sky not already owned by 21CF in cash.

21CF currently has an approximately 39% interest in Sky. On April 12, 2018, the U.K. Takeover Panel ruled that, as a result of Disney’s offer for 21CF announced on December 14, 2017, unless the Sky acquisition has completed or a third party has acquired more than 50% of the ordinary shares in Sky, in each case prior to the completion of the transactions, Disney will be obliged to make a mandatory offer for all the ordinary shares in Sky not already owned by 21CF in accordance with Note 8 of Rule 9.1 of the Takeover Code as promulgated by the U.K. Takeover Panel, which we refer to as the U.K. Takeover Code, within 28 days of completion of the transactions. On July 13, 2018, the U.K. Takeover Panel further ruled that any such offer would be required to be made in cash and at a price of £14.00 for each ordinary share in Sky.

Completion of the Sky acquisition is not a condition to either party’s obligation to consummate the transactions.

The disclosure under the heading “Risk Factors—Risk Factors Relating To New Disney Following the Transactions” is hereby amended and supplemented by replacing the second risk factor on page 92 of the joint proxy statement/prospectus in its entirety with the following:

The Sky acquisition is subject to a number of uncertainties and may not be completed on its current terms, or at all.

The Sky acquisition remains subject to the requisite approval of Sky shareholders unaffiliated with 21CF, as well as to certain other customary closing conditions. In connection with the approval sought from the UK Secretary of State, 21CF has undertaken to the Secretary of State to take certain actions in respect of Sky News. On June 19, 2018, the Secretary of State stated that the undertakings offered by 21CF and Disney were in a form he proposes to accept, and on July 12, 2018, the Secretary of State approved the Sky acquisition.

In addition, on April 25, 2018, Comcast announced a pre-conditional cash offer for the fully diluted share capital of Sky at an offer price of £12.50 per Sky share. Following the Comcast Sky offer, the Sky independent committee withdrew its previously announced recommendation that unaffiliated Sky shareholders vote in favor of the Sky acquisition and 21CF received from Sky a written notice of termination of the Sky cooperation agreement. Further, on July 11, 2018, Comcast announced the revised Comcast Sky offer pursuant to which Comcast increased its offer price to £14.75 per Sky share. The existence of the revised Comcast Sky offer may make it more difficult for 21CF to obtain the requisite approval of Sky shareholders to complete the Sky acquisition.

In the event that 21CF is unable to complete the Sky acquisition, 21CF’s and, following consummation of the transactions, New Disney’s business, financial condition and results of operations could be adversely affected.

Litigation Relating to the Transactions

A new heading, “The Transactions—Litigation Relating to the Transactions”, and the following paragraph are hereby added after the end of the last paragraph on page 205 of the joint proxy statement/prospectus:

On July 9, 2018, 21CF received notice of a complaint filed July 6, 2018 by Robert Weiss, a purported 21CF shareholder, on behalf of himself and all others similarly situated, against 21CF and the 21CF board. The purported class action lawsuit was filed in the District of Delaware and is captioned Weiss v. Twenty-First Century Fox, Inc. et al. , No. 18-1007 (D. Del.). The complaint alleges, among other things, that 21CF and the 21CF board violated Sections 14(a) and 20(a) of the Exchange Act, 15.U.S.C. §§ 78n(a), 78t(a), and SEC Rule 14a-9, 17 C.F.R. 240.14a-9. Specifically, Mr. Weiss alleges that material information concerning various aspects of the transactions has been omitted or misrepresented. In addition, on July 11, 2018, purported 21CF shareholder Robert Lowinger, on behalf of himself and all others similarly situated, filed a complaint in the Southern District of New York alleging, among other things, that 21CF and the 21CF board violated Sections 14(a) and 20(a) of the Exchange Act, 15.U.S.C. §§ 78n(a), 78t(a), and SEC Rule 14a-9, 17 C.F.R. 240.14a-9. The case is captioned as Lowinger v. Twenty-First Century Fox, In. et al. , No. 18-6261 (S.D.NY.). Specifically, Mr. Lowinger alleges that material information concerning various aspects of the transactions has been omitted or misrepresented. Through these actions, Messrs. Weiss and Lowinger seek to enjoin the July 27, 2018 21CF special meeting. The defendants believe that both actions are without merit.

Sky Consent and Reimbursement Agreement

A new heading, “Sky Consent and Reimbursement Agreement”, and the following paragraphs are hereby added to the joint proxy statement/prospectus immediately prior to the heading “The Distribution Merger Agreement” on page 255 of the joint proxy statement/prospectus:

On July 11, 2018, in connection with the 21CF revised Sky offer, Disney entered into a letter agreement with 21CF, which we refer to as the Sky consent and reimbursement agreement, pursuant to which Disney agreed to (i) permit 21CF to enter into an amendment to that certain Bridge Credit Agreement, dated as of December 15, 2016, among 21st Century Fox America, Inc., as borrower, 21CF, as parent guarantor, the lenders party thereto, Goldman Sachs Bank USA, Deutsche Bank AG Cayman Islands Branch and J.P. Morgan Europe Limited, as coadministrative agents, and J.P. Morgan Europe Limited, as designated agent, which we refer to as the 21CF Sky bridge facility, which amendment, among other things, increased the commitments of certain lenders party to the 21CF Sky bridge facility by an aggregate principal amount of £3.125 billion and (ii) the incurrence under the 21CF Sky bridge facility of up to an aggregate principal amount of £15.325 billion of indebtedness for the purpose of financing the Sky acquisition, which we refer to as the Sky debt.

Pursuant to the Sky consent and reimbursement agreement, Disney also agreed, in certain circumstances described below, to reimburse 21CF in an amount, which we refer to as the reimbursement fee, equal to (1)(x) the number of shares of Sky that 21CF and its affiliates acquire in the Sky acquisition, multiplied by (y) the amount by which the per share cash consideration paid by 21CF in the Sky acquisition exceeds £13.00 per share and is less than or equal to £14.00 per share (2) interest and fees on such amount referred to in the foregoing clause (1), which interest shall accrue at a rate per annum equal to the interest rate applicable to the Sky debt from the date on which the Sky acquisition is consummated until the date on which the reimbursement fee is paid to 21CF by Disney.

The reimbursement fee is payable by Disney to 21CF if (1) any of the following occurs: (x) the combination merger agreement is terminated in a circumstance in which Disney is obligated to pay the regulatory termination fee, (y) Disney terminates the combination merger agreement pursuant to a Disney superior proposal termination event, or (z) 21CF terminates the combination merger agreement pursuant to a Disney adverse recommendation change termination event and (2) at the time of such termination, 21CF has consummated the Sky acquisition.

Unaudited Pro Forma Condensed Combined Financial Data of New Disney

The disclosure under the heading “Unaudited Pro Forma Condensed Combined Financial Data of New Disney” is hereby amended and supplemented by replacing the second paragraph of footnote (b5) to the Unaudited Pro Forma Condensed Combined Financial Data of New Disney with the following:

For illustrative purposes only, at an assumed exchange rate £1.00 to $1.40, if the Sky acquisition were to be completed at an offer price of £14.00 per share or if New Disney were required to make a mandatory offer for all the outstanding ordinary shares of Sky not already owned by 21CF at an offer price of £14.00 per share, which is the price offered by 21CF in the Sky acquisition, New Disney would have up to an estimated $4.9 billion of incremental indebtedness and would bear up to an estimated $200 million of additional interest expense per year at an assumed weighted average interest rate of 4.0%. This is equivalent to each £1.00 of additional offer price for the Sky acquisition representing an estimated $1.5 billion of indebtedness and an estimated $60 million of interest expense per year, at an assumed weighted average interest rate of 4.0%, that New Disney would bear.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction among The Walt Disney Company (“Disney”), Twenty-First Century Fox, Inc. (“21CF”) and TWDC Holdco 613 Corp. (“New Disney”), New Disney has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-225850) (as amended, the “Form S-4”), which was declared effective by the SEC on June 28, 2018. The Form S-4 includes an updated joint proxy statement of Disney and 21CF and also constitutes a prospectus of New Disney (the “updated joint proxy statement/prospectus”). The updated joint proxy statement/prospectus was mailed to the respective stockholders of Disney and 21CF on or about June 28, 2018. This updated joint proxy statement/prospectus replaces the definitive joint proxy statement/prospectus which Disney and 21CF previously filed with the SEC on May 24, 2018 and mailed to their respective stockholders on or about June 1, 2018. 21CF will file with the SEC a registration statement for a newly formed subsidiary (“New Fox”), which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF, Disney and New Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4, the updated joint proxy statement/prospectus or the registration statement of New Fox or any other document which 21CF, Disney or New Disney may file with the SEC. INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE UPDATED JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and the updated joint proxy statement/prospectus and, when available, other documents filed with the SEC by 21CF, Disney and New Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of:

21CF	Disney
c/o Okapi Partners LLC	c/o Broadridge Corporate Issuer Solutions
1212 Avenue of the Americas, 24th Floor	P.O. Box 1342
New York, NY 10036	Brentwood, NY 11717
(877) 274-8654	Attention: Disney Shareholder Services
21CFinfo@okapipartners.com	1 (855) 553 4763

Participants in the Solicitation

21CF, Disney, New Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 12, 2018, which are filed with the SEC. A more complete description is available in the registration statement on Form S-4 and the updated joint proxy statement/prospectus and will be available in the registration statement of New Fox.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (ii) the required regulatory approvals are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction, (iii) the risk that a condition to closing of the transaction may not be satisfied (including, but not limited to, the receipt of legal opinions with respect to the treatment of certain aspects of the transaction under U.S. and Australian tax laws), (iv) the risk that the anticipated tax treatment of the transaction is not obtained, (v) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the number of New Disney shares and the cash amount to be paid to holders of 21CF’s common stock, (vi) potential litigation relating to the proposed transaction that could be instituted against 21CF, Disney or their respective directors, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) negative effects of the announcement or the consummation of the transaction on the market price of 21CF’s common stock, Disney’s common stock and/or New Disney’s common stock, (x) risks relating to the value of the New Disney shares to be issued in the transaction and uncertainty as to the long-term value of New Disney’s common stock, (xi) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of New Disney’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (xii) the risks and costs associated with, and the ability of New Disney to, integrate the businesses successfully and to achieve anticipated synergies, (xiii) the risk that disruptions from the proposed transaction will harm 21CF’s or Disney’s business, including current plans and operations, (xiv) the ability of 21CF or Disney to retain and hire key personnel, (xv) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S., Australian or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the proposed transactions or cause the terms of the proposed transactions to be modified, (xvi) the ability of the parties to obtain or consummate financing or refinancing related to the transactions upon acceptable terms or at all, (xvii) as well as management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transactions, are more fully discussed in the updated joint proxy statement/prospectus included in the Form S-4, and will be more fully discussed in the registration statement that will be filed with respect to New Fox. While the list of factors presented here and in the updated joint proxy statement/prospectus included in the Form S-4 are, and the list of factors presented in the registration statement of New Fox will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on 21CF’s, Disney’s or New Disney’s consolidated financial condition, results of operations, credit rating or liquidity. Neither 21CF, Disney nor New Disney assume any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TWENTY-FIRST CENTURY FOX, INC.

By:	/s/ Janet Nova

Janet Nova Executive Vice President and Deputy Group General Counsel

Dated: July 13, 2018